Exhibit 16.1

Rosenberg Rich

Baker Berman

& Company

A Professional Association of

Certified Public Accountants

380 Foothill Road – P.O. Box 6483 – Bridgewater, NJ 08807-0483

Phone: 908-231-1000 – Fax: 908-231-6894

Website: www.rrbb.com - E-Mail: info@rrbb.com

June 14, 2005

Anthony Russo CPA, President

American Business Corporation

222 Grace Church Street – Suite 300

Port Chester, NY 10573

Effective immediately we are resigning as your Independent Auditors.

We wish to remind you that you have unpaid invoices totaling $5,082.75. This does not include our services rendered since April 30, 2005, which will be covered by an invoice to be sent to you shortly. We expect payment in full of all of these invoices immediately. If you are not in a position to make immediate payment, please call us so that we may discuss appropriate arrangements.

We look forward to helping you make a smooth transition with your new Independent Auditors.

Very truly yours,

Frank S. LaForgia, CPA
Member of the Firm

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